1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com ALLISON M. FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

October 27, 2017

Ms. Lisa Larkin

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Re:                             The Thai Fund, Inc. (the “Fund”)

(File No. 811-05348)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Fund’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on October 10, 2017 relating to the Special Meeting of Stockholders (the “Meeting”) of the Fund, being held to consider and act upon a proposal to liquidate and dissolve the Fund pursuant to the Plan of Liquidation adopted by the Board of Directors of the Fund.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s proxy statement on its behalf.  These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about October 27, 2017.  Capitalized terms have the same meaning as in the Proxy Statement unless otherwise indicated.

Comment 1.                           Please disclose the Fund’s principal underwriter, if any.

Response 1.                               We respectfully acknowledge the comment; however, the Fund does not have a principal underwriter.

Comment 2.                            Please revise the disclosure to state approximately when the Fund’s Stockholders will receive the liquidating distribution, if any.

Response 2.                               The disclosure has been revised accordingly.

Comment 3.                            If applicable, please specify what further action, if any, the Board has contemplated taking in the event that Stockholders do not approve the liquidation pursuant to the Plan of Liquidation.

Response 3.                               We hereby confirm that, at this time, the Board has not contemplated any further action.

Comment 4.                            In the section entitled “Description of the Plan of Liquidation and Liquidation of the Fund,” please revise the disclosure to include only the relevant vote necessary to approve the Proposal.

Response 4.                               The disclosure has been revised accordingly.

Comment 5.                            Please revise the disclosure, if applicable, to include whether the Fund expects any difficulties with liquidating its portfolio holdings in order to provide the liquidating distribution to Stockholders.

Response 5.                               We respectfully acknowledge the comment; however, the Fund does not expect any difficulties with liquidating its portfolio holdings in order to provide the liquidating distribution to Stockholders.

Comment 6.                            Please confirm that the Fund will continue to stay current on all applicable filing obligations.

Response 6.                               We hereby confirm that the Fund will continue to stay current on all applicable filing obligations.

Comment 7.                            Please supplementally confirm that the Fund will decide on the collectivity of all receivables and will include in its liquidation costs anything it believes will fail to be collected.

Response 7.                               We hereby confirm that the Fund will decide on the collectivity of all receivables and will include in its liquidation costs anything it believes will fail to be collected.

Comment 8.                            Please include an estimation of the liquidation costs.

Response 8.                               We respectfully acknowledge the comment; however, we believe such disclosure is not required to be included.

Comment 9.                            Please supplementally confirm whether FASB Accounting Standards Codification Topic 450 and FASB FAS 5 will be used in accounting for the liquidation.

Response 9.                               We hereby confirm that, to the extent applicable, FASB Accounting Standards Codification Topic 450 and FASB FAS 5 will be used in accounting for the liquidation.

Comment 10.                     Please supplementally confirm that the Fund will file an application for deregistration on Form N-8F at the appropriate time.

Response 10.                        We hereby confirm that the Fund will file an application for deregistration on Form N-8F at the appropriate time.

Comment 11.                     Please revise the disclosure, if applicable, to provide the information required by Item 6(e) of Schedule 14A.

Response 11.                        We hereby confirm that the information required by Item 6(e) of Schedule 14A is not applicable.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526.  Thank you.

Best regards,

/s/Allison M. Fumai
Allison M. Fumai